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                                 HOLLINGER INC.
                  RETRACTION PRICE OF RETRACTABLE COMMON SHARES

Toronto, Ontario, Canada, April 19, 2005 -- Hollinger Inc. (TSX: HLG.C; HLG.PR.B) today announced that the retraction price of the retractable common shares of the Corporation as of April 20, 2005 shall be $5.32 per share.

         Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International Inc., which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com